Mail Stop 3561

August 23, 2007

Michael J. Chesser, Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, Missouri 64106

      Re: Great Plains Energy Incorporated
             Amendment No. 2 to Registration Statement on Form S-4
             Filed August 14, 2007
             File No. 333-142715
             Form 10-K for Fiscal Year Ended
             December 31, 2006
             File No. 001-32206

             Kansas City Power & Light Company
             Form 10-K for Fiscal Year Ended
             December 31, 2006
             File No. 000-51873

Dear Mr. Chesser:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-4 and Preliminary Proxy Statement on Schedule 14A

Exhibit 5.1

1. We note your response to comment 9 in our letter dated July 18, 2007. We note the disclosure in counsel's legal opinion that the opinion "is based on the law in effect, and the facts and circumstances existing, on the date of this letter," and that counsel assumes "no obligations to update or supplement this opinion letter to

reflect any facts or circumstances which may hereafter come to [his] attention with respect to the opinions and statements expressed above, including any changes in applicable law which may hereafter occur." Please have counsel revise his opinion to state that he has no obligation to update the opinion as of the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness. The only qualification of this sort that counsel may include in the legal opinion is that the opinion is valid and counsel has no duty to update the information in the opinion following the registration statement's date of effectiveness.

*   *   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Nancy A. Lieberman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile